SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com August 7, 2020

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Ms. Pam Howell

Ms. Erin E. Martin

Mr. Howard Efron

Ms. Shannon Menjivar

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                 KE Holdings Inc. (CIK No. 0001809587)

Registration Statement on Form F-1 (File No. 333-240068)

Dear Ms. Howell, Ms. Martin, Mr. Efron and Ms. Menjivar:

On behalf of our client, KE Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 2 to the Company’s registration statement on Form F-1 (“Registration Statement”) containing a preliminary prospectus with a price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the verbal comment posed by the staff of the Commission (the “Staff”) on July 31, 2020 and to the comment contained in the letter from the Staff dated August 6, 2020.

To facilitate the Staff’s review, we are separately delivering to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on July 31, 2020, and two copies of the filed exhibits.

The Company respectfully advises the Staff that the Company plans to commence the road show for the proposed offering on or about August 8, 2020. In addition, the Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about August 13, 2020, and will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

The dictated verbal comment from the Staff on July 31, 2020 and the Staff’s comment from its letter dated August 6, 2020 are repeated below in bold and followed by the Company’s response.

Verbal comment on July 31, 2020

1.             We know your response to prior comment #1. Please include the statement attributable to counsel in your response into the opinion provided as Exhibit 99.2 or advise.

In response to the Staff’s comment, Han Kun Law Offices, the Company’s PRC legal counsel, has revised Exhibit 99.2 to include the statement in the Company’s response to the Staff’s prior comment #1.

Comment in the letter dated August 6, 2020

Six Months ended June 30, 2020 Compared to Six Months ended June 30, 2019, page 106

1.             We note your disclosure indicates that you acquired certain brokerage firms as an effort to promote the usage of your platform in the first half of 2019 and that part of the acquisition consideration was therefore recorded as other marketing related expenses. Please help us to better understand how you determined the portion of acquisition consideration that was applied to other marketing related expenses versus the amount to be capitalized as part of your 2019 acquisitions. In your response, quantify the amount of acquisition consideration expensed to other marketing related expenses in 2019 and cite any references to accounting guidance which support your treatment of these amounts.

The Company respectfully advises the Staff that as described in footnote (ii) to Note 11, “Long-term investments, net” on page F-53, in 2019, to incentivize IFM to join the Beike platform, the Company made additional investment of RMB308 million to acquire IFM’s preferred and ordinary shares, converted certain convertible note into preferred shares, and provided a RMB130 million loan to IFM’s controlling shareholder, which is secured by 17.5% ownership of IFM. As of December 31, 2019, the Company held 37.6% ownership interest in IFM.

Pursuant to ASC 825-10-15-4, the Company elected the fair value option to account for all of its investments in IFM and the loan provided to IFM’s controlling shareholder above. The fair value of the additional investment in IFM and the loan to IFM’s controlling shareholder was RMB120.1 million on the transaction date, which was supported by independent valuer’s valuation report. The difference of RMB317.9 million between the consideration paid and the fair value of financial assets received was recognized as deemed marketing expenses, amounting to RMB274.8 million and RMB43.1 million when the payments were made in May and November 2019, respectively, for the following reasons:

The Company invested heavily to promote the Beike platform after its launch in 2018, including online and offline advertising efforts. In 2019, the Company launched many incentive programs to incentivize real estate brokerage firms to join its platform. By making this investment, the Company received marketing related benefits as IFM agreed to be the first large brokerage firm joining the Beike platform. It has an effect similar to a corner stone business partner that will bring confidence to other potential smaller brokerage firms for them to trust the Company and join the Beike platform. The fact that IFM joined the platform helped to enhance the brand awareness of Beike and strengthen the Company’s market position.

There is no minimum transactions or traffic committed by IFM to be brought to Beike platform as IFM does not directly provide those services to the Company, nor does the cooperation with IFM include any favorable terms. Therefore the business cooperation with IFM did not qualify as an identifiable intangible asset. Moreover, the Company’s platform revenue directly generated from IFM was only about RMB6.9 million in 2019, which is immaterial and provides evidence that the payment to IFM is not to give a price concession to IFM as a customer of the Company’s platform service.

The Company concluded the business rationale to pay the premium is to enhance and promote the Beike platform. Hence, the difference between the consideration paid and the fair value of the investments and the loan should be recognized as a marketing expense.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Registration Statement to provide more details about this transaction.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:                                Hui Zuo, Chairman of the Board of Directors, KE Holdings Inc.

Yongdong Peng, Executive Director and Chief Executive Officer, KE Holdings Inc.

Tao Xu, Executive Director and Chief Financial Officer, KE Holdings Inc.

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP

Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP